UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D/A
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 3)*

Republic First Bancorp, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

760416107
(CUSIP Number)

Vernon W. Hill, II
14000 Horizon Way, Suite 100
Mt. Laurel, NJ  08054
 (856) 439-9200
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 29, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.   See § 240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

CUSIP No. 760416107

1	NAME OF REPORTING PERSON

Vernon W. Hill, II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,777,150(1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,777,150(1)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,777,150(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.1%(2)
14	TYPE OF REPORTING PERSON

IN
(1)
Includes (a) vested options to purchase 25,000 shares of Common Stock granted to Mr. Hill by the Issuer on May 10, 2013, and (b) vested options to purchase 100,000 shares of Common Stock granted to Mr. Hill by the Issuer on February 28, 2017.

(2)
This calculation is based on (a) 58,747,478 shares of Common Stock of the Issuer outstanding as of May 8, 2018 as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on May 9, 2018, and (b) vested options to purchase 125,000 shares of Common Stock granted to Mr. Hill by the Issuer.

CUSIP No. 760416107
SCHEDULE 13D
 REPUBLIC FIRST BANCORP, INC.

Vernon W. Hill, II is filing this Amendment No. 3 to the Schedule 13D (“Amendment No. 3”) to amend and supplement the original Schedule 13D filed by Vernon W. Hill, II with the Securities and Exchange Commission on June 20, 2008, as amended by Amendment No. 1 filed on August 9, 2010 and further amended by Amendment No. 2 filed on June 30, 2014 (together, the “13D Filing”). The purpose of this Amendment No. 3 is to expand and supplement Mr. Hill’s disclosures under Items 3, 4 and 5 to reflect the conversion of 6,000 Trust Preferred Securities into 923,076 shares of Common Stock on March 29, 2018. Capitalized terms used and not defined in this Amendment No. 3 have the meanings ascribed to such terms in the 13D Filing.  Except as specifically amended and supplemented by this Amendment No. 3, the 13D Filing remains in full force and effect.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the 13D Filing is amended and supplemented to add the following information:

As of the date hereof, Mr. Hill beneficially owns an aggregate of 4,777,150 shares of Common Stock.  Mr. Hill converted 6,000 Trust Preferred Securities into 923,076 shares of Common Stock on March 29, 2018 pursuant to the terms of the Trust Preferred Securities. The terms of the Trust Preferred Securities are described in the 13D Filing. The Trust Preferred Securities were called for redemption effective March 31, 2018.

Mr. Hill also holds vested options to purchase 125,000 shares of Common Stock and unvested options to hold 100,000 shares of Common Stock (the “Stock Options”).

Item 4.     PURPOSE OF TRANSACTION.

Item 4 of the 13D Filing is amended and supplemented to add the following information:

Mr. Hill converted 6,000 Trust Preferred Securities into 923,076 shares of Common Stock on March 29, 2018. The Trust Preferred Securities were called for redemption effective March 31, 2018.  All other terms of the Trust Preferred Securities are described in the 13D Filing.

Except as set forth in this Amendment No. 3, Mr. Hill does not have any plans or proposals which relate to or which would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

  Mr. Hill acquired and continues to hold the shares of Common Stock and the Stock Options for investment purposes.  In this connection, Mr. Hill expects to evaluate on an ongoing basis his investment in the Issuer, and may from time to time in the future, subject to applicable legal and contractual restrictions and constraints, acquire shares of Common Stock, dispose of shares of Common Stock or formulate other plans or proposals regarding the securities of the Issuer to the extent deemed advisable in light of market conditions and other factors.  Any such acquisitions or dispositions may be made, subject to applicable law, in open market or privately negotiated transactions or otherwise.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

Item 5(a) - (b) of the 13D Filing is amended and restated in its entirety as follows:

(a)   Beneficial Ownership.

Items 7, 8, 9, 10, 11, 12 and 13 from page 2 of this Amendment No. 3 are incorporated herein by reference.

Mr. Hill is the beneficial owner of an aggregate of 4,777,150(1) shares of the Issuer’s Common Stock.  This represents beneficial ownership of approximately 8.1%(2) of the Issuer’s Common Stock.

(1)
Excludes 100,000 shares of Common Stock issuable upon the exercise of the Stock Options which constitute the unvested portion of the Stock Options.  Includes 125,000 shares of Common Stock issuable upon the exercise of vested Stock Options.  See Items 3 and 4 above.

(2)	Based on (a) 58,747,478 shares of Common Stock of the Issuer outstanding as of May 8, 2018 as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on May 9, 2018, and (b) vested options to purchase 125,000 shares of Common Stock granted to Mr. Hill by the Issuer.

(b)   Voting and Dispositive Powers.

  Items 7, 8, 9, 10, 11, 12 and 13 from page 2 of this Amendment No. 3 are incorporated herein by reference.

Item 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

 Item 6 of the 13D Filing is amended and supplemented to add the following information:

  Of the shares of Common Stock beneficially owned by Mr. Hill, 923,076 shares are pledged as security.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July __, 2018	/s/ Vernon W. Hill, II
Vernon W. Hill, II